Annex B

Directors and Officers of AI n M net, Ltd.

Name	Position/Principal Occupation	Business Address		Principal Occupation	Citizenship
Young S Hong	Chief executive officer	8th Floor, 27, Hwangsaeul-ro 360beon-gil, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea		Chief Executive Officer of AI n M net Ltd.	U.S.
Ji Yong Jeon	Director	8th Floor, 27, Hwangsaeul-ro 360beon-gil, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea		Director of AI n M net Ltd.	U.S.
Woon Goh	Independent Director	8th Floor, 27, Hwangsaeul-ro 360beon-gil, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea		Independent Director of AI n M net Ltd.	Republic of Korea